UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

OBAGI MEDICAL PRODUCTS, INC.

(Name of Subject Company (Issuer))

Odysseus Acquisition Corp.

a wholly owned subsidiary of

Valeant Pharmaceuticals International

a wholly owned subsidiary of

Valeant Pharmaceuticals International, Inc.

(Names of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class Of Securities)

67423R108

(CUSIP Number of Class of Securities)

Robert Chai-Onn

Executive Vice President, General Counsel and Corporate Secretary

Valeant Pharmaceuticals International, Inc.

4787 Levy Street

Montreal, Quebec

Canada, H4R 2P9

(949) 461-6000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Stephen F. Arcano

Marie L. Gibson

Skadden, Arps, Slate, Meagher & Flom LLP

4 Times Square

New York, NY 10036

(212) 735-3000

CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount Of Filing Fee (2)
$344,324,226	$46,966

(1)	Estimated solely for purposes of calculating the filing fee. The transaction value was determined by multiplying (x) $19.75 (i.e., the tender offer price) by 17,434,138, the estimated maximum number of shares of common stock of Obagi Medical Products, Inc. to be acquired in the tender offer.

(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2013, issued August 31, 2012, revised October 2012, by multiplying the transaction value by 0.00013640.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer of Odysseus Acquisition Corp., a Delaware corporation (the “Purchaser”), to purchase all outstanding shares of common stock, par value $0.001 (“Shares”), of Obagi Medical Products, Inc., a Delaware corporation (“Obagi”), at a price of $19.75 per Share, net to the seller in cash, without interest (less any required withholding taxes) (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 26, 2013 (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), which are annexed to and filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. The Purchaser is a wholly owned subsidiary of Valeant Pharmaceuticals International, a Delaware corporation (“VPI”), which is a wholly owned subsidiary of Valeant Pharmaceuticals International, Inc., a Canadian corporation (“Valeant”). This Schedule TO is being filed on behalf of VPI, Valeant and the Purchaser. Unless otherwise indicated, references to sections in this Schedule TO are references to sections of the Offer to Purchase. The Agreement and Plan of Merger, dated as of March 19, 2013 (together with any amendments or supplements thereto, the “Merger Agreement”), by and among VPI, the Purchaser, Valeant and Obagi, a copy of which agreement is attached as Exhibit (d)(1) hereto, is incorporated herein by reference with respect to Items 4 through 11 of this Schedule TO.

ITEM 1.	SUMMARY TERM SHEET.

The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION.

(a) The name of the subject company and the issuer of the securities subject to the Offer is Obagi Medical Products, Inc., a Delaware corporation. Its principal executive office is located at 3760 Kilroy Airport Way, Suite 500, Long Beach, CA 90806. Obagi’s telephone number is (562) 628-1007.

(b) This Schedule TO relates to Obagi’s shares of common stock, par value $0.001. According to Obagi, as of March 15, 2013, there were 17,434,138 Shares issued and outstanding, excluding 5,867,941 Shares that were held in treasury.

(c) The information concerning the principal market, if any, in which the Shares are traded and certain high and low closing prices for the Shares in the principal market in which the Shares are traded set forth in Section 6 (“Price Range of Shares; Dividends”) of the Offer to Purchase is incorporated herein by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

(a), (b), (c) The filing companies of this Schedule TO are (i) Valeant Pharmaceuticals International, Inc., a company incorporated under the laws of Canada, (ii) Valeant Pharmaceuticals International, a company incorporated under the laws of the State of Delaware and a wholly owned subsidiary of Valeant Pharmaceuticals International, Inc. and (iii) Odysseus Acquisition Corp., a company incorporated under the laws of the State of Delaware and a wholly owned subsidiary of Valeant Pharmaceuticals International. Each of the Purchaser’s and VPI’s principal executive office is located at c/o Valeant Pharmaceuticals International, 700 Route 202/206 North, Bridgewater, New Jersey 08807, and the telephone number of each is (908) 927-1400. Valeant’s principal executive office is located at 4787 Levy Street, Montreal, Quebec, Canada, H4R 2P95200, and its telephone number is (514) 744-6792. The information regarding Valeant, VPI and the Purchaser set forth in Section 9 (“Certain Information Concerning Valeant, VPI and the Purchaser”) of the Offer to Purchase and Schedule I of the Offer to Purchase is incorporated herein by reference.

ITEM 4.	TERMS OF THE TRANSACTION.

(a) The information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a), (b) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and “Introduction” and Section 8 (“Certain Information Concerning Obagi”), Section 9 (“Certain Information Concerning Valeant, VPI and the Purchaser”), Section 11 (“Background of the Offer; Past Contacts or Negotiations with Obagi”), Section 12 (“The Transaction Agreements”) and Section 13 (“Purpose of the Offer; Plans for Obagi”) of the Offer to Purchase is incorporated herein by reference.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a), (c)(1), (c)(3)–(7) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and “Introduction” and Section 11 (“Background of the Offer; Past Contacts or Negotiations with Obagi”); Section 12 (“The Transaction Agreements”), Section 13 (“Purpose of the Offer; Plans for Obagi”), Section 7 (“Possible Effects of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration and Margin Regulations”) and Section 14 (“Dividends and Distributions”) of the Offer to Purchase is incorporated herein by reference.

(c)(2) Not applicable.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a), (d) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and Section 10 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference.

(b) Not applicable.

ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a), (b) The information set forth in Section 9 (“Certain Information Concerning Valeant, VPI and the Purchaser”), Section 11 (“Background of the Offer; Past Contacts or Negotiations with Obagi”) and Section 12 (“The Transaction Agreements”) of the Offer to Purchase and in Schedule I to the Offer to Purchase is incorporated herein by reference.

ITEM 9.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) The information set forth in the section of the Offer to Purchase titled “Introduction” and Section 11 (“Background of the Offer; Past Contacts or Negotiations with Obagi”) and Section 17 (“Fees and Expenses”) of the Offer to Purchase is incorporated herein by reference.

ITEM 10.	FINANCIAL STATEMENTS.

Not applicable. In accordance with the instructions to Item 10 of the Schedule TO, the financial statements are not considered material because:

•	the consideration offered consists solely of cash;

•	the offer is not subject to any financing condition; and

•	the offer is for all outstanding securities of the subject class.

ITEM 11.	ADDITIONAL INFORMATION.

(a)(1) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and Section 11 (“Background of the Offer; Past Contacts or Negotiations with Obagi”), Section 12 (“The Transaction Agreements”) and Section 13 (“Purpose of the Offer; Plans for Obagi)” of the Offer to Purchase is incorporated herein by reference.

(a)(2) The information set forth in Section 13 (“Purpose of the Offer; Plans for Obagi”), Section 15 (“Conditions of the Offer”) and Section 16 (“Certain Legal Matters; Regulatory Approvals”) of the Offer to Purchase is incorporated herein by reference.

(a)(3) The information set forth in Section 15 (“Conditions of the Offer”) and Section 16 (“Certain Legal Matters; Regulatory Approvals”) of the Offer to Purchase is incorporated herein by reference.

(a)(4) The information set forth in Section 7 (“Possible Effects of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration and Margin Regulations”) of the Offer to Purchase is incorporated herein by reference.

(a)(5) The information set forth in Section 16 (“Certain Legal Matters; Regulatory Approvals”) of the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 12.	EXHIBITS

(a)(1)(A)	Offer to Purchase, dated March 26, 2013. *

(a)(1)(B)	Form of Letter of Transmittal. *

(a)(1)(C)	Form of Notice of Guaranteed Delivery. *

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. *

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. *

(a)(1)(F)	Form of Internal Revenue Service Form W-9 (Request for Taxpayer Identification Number and Certification), including instructions for completing the form. *

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	Press Release issued by Valeant Pharmaceuticals International, Inc. on March 20, 2013 (incorporated by reference to Exhibit (a)(5)(A) to the Tender Offer Statement on Schedule TO-C filed by Odysseus Acquisition Corp., Valeant Pharmaceuticals International and Valeant Pharmaceuticals International, Inc. with the Securities and Exchange Commission on March 20, 2013).

(a)(5)(B)	Form of Summary Advertisement. *

(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated as of March 19, 2013, by and among Valeant Pharmaceuticals International, Odysseus Acquisition Corp., Valeant Pharmaceuticals International, Inc. and Obagi Medical Products, Inc. (incorporated by reference to Exhibit 2.1 to Obagi Medical Products, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 20, 2013).

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith.

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 26, 2013

ODYSSEUS ACQUISITION CORP.

By:	/s/ Robert Chai-Onn
Name:	Robert Chai-Onn

Title:	Secretary

VALEANT PHARMACEUTICALS INTERNATIONAL

By:	/s/ Robert Chai-Onn
Name:	Robert Chai-Onn

Title:	Executive Vice President, General Counsel and Corporate Secretary

VALEANT PHARMACEUTICALS INTERNATIONAL, INC.

By:	/s/ Robert Chai-Onn
Name:	Robert Chai-Onn

Title:	Executive Vice President, General Counsel and Corporate Secretary

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated March 26, 2013. *

(a)(1)(B)	Form of Letter of Transmittal. *

(a)(1)(C)	Form of Notice of Guaranteed Delivery. *

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. *

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. *

(a)(1)(F)	Form of Internal Revenue Service Form W-9 (Request for Taxpayer Identification Number and Certification), including instructions for completing the form. *

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	Press Release issued by Valeant Pharmaceuticals International, Inc. on March 20, 2013 (incorporated by reference to Exhibit (a)(5)(A) to the Tender Offer Statement on Schedule TO-C filed by Odysseus Acquisition Corp., Valeant Pharmaceuticals International and Valeant Pharmaceuticals International, Inc. with the Securities and Exchange Commission on March 20, 2013).

(a)(5)(B)	Form of Summary Advertisement. *

(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated as of March 19, 2013, by and among Valeant Pharmaceuticals International, Odysseus Acquisition Corp., Valeant Pharmaceuticals International, Inc. and Obagi Medical Products, Inc. (incorporated by reference to Exhibit 2.1 to Obagi Medical Products, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 20, 2013).

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith.